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                          July 13, 2023

       James L. Nelson
       Chief Executive Officer
       Global Net Lease, Inc.
       650 Fifth Avenue, 30th Floor
       New York, NY 10019

                                                        Re: Global Net Lease,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 6, 2023
                                                            File No. 333-273156

       Dear James L. Nelson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-4079 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Michael J. Choate, Esq.